December 11, 2007

Securities and Exchange Commission

Office of Filings, Document Control

Judiciary Plaza

450 Fifth Street, N.W.

Washington, DC  20549

Re:

Joint Insured Fidelity Bond Rider

Domini Advisor Trust

(File No. 811-21653)

Dear Sir/Madam:

On behalf of Domini Advisor Trust and pursuant to the requirements of paragraph (g)(1) of Rule 17g-1 under the Investment Company Act of 1940, as amended, we are submitting to you herewith the following documents:

(i)

a copy of the Joint Insured Fidelity Bond (No. 621-3944) incorporated herein by reference to the Fidelity Bond filing submitted to the SEC on November 13, 2007;

(ii)

a certified copy of the resolution of a majority of the board of trustees who are not “interested persons” of Domini Advisor Trust approving the amount, type, form, and coverage of the joint insured fidelity bond and the portion of the premium to be paid by each investment company incorporated herein by reference to the Fidelity Bond filing submitted to the SEC on November 13, 2007;

(iii)

a copy of the agreement between Domini Advisor Trust and all the other named insureds entered into pursuant to paragraph (f) of Rule 17g-1 incorporated herein by reference to the Fidelity Bond filing submitted to the SEC on November 13, 2007; and

(iv)

a copy of Rider No. 6 to the Joint Insured Fidelity Bond (No. 621-3944).

Domini Advisor Trust has authorized us to advise you as follows:

(i)

Domini Advisor Trust would have provided and maintained a single insured bond in the amount of $175,000 had it not been named as an insured under the Joint Insured Fidelity Bond.

 (ii)

Premiums have been paid on the Joint Insured Fidelity Bond for the period from November 1, 2007, to November 1, 2008.

Should you have any questions regarding this filing, please call the undersigned at (212) 217-1071.

Sincerely,

/s/ Maurizio Tallini

Maurizio Tallini, CPA

Chief Compliance Officer

NATIONAL UNION FIRE INSURANCE COMPANY

OF PITTSBURGH, PA

RIDER No. 6

     To be attached to and form part of Bond No. 6213944 in favor of Domini Social Trust.

     In consideration of the premium charged for the attached bond, it is hereby agreed that:

1.	At the request of the Insured, the Underwriter changes the list of the insured under the attached bond the following:

Domini EuroPacific Social Equity Trust to Domini European PacAsia Social Equity Trust

Domini EuroPacific Social Equity Fund to Domini European PacAsia Social Equity Fund

Domini EuroPacific Social Equity Portfolio to Domini European PacAsia Social Equity Portfolio

2.	The attached bond shall be subject to all its agreements, limitations and conditions except as herein expressly modified.

3.	This rider shall become effective as 12:01 a.m. on 11/30/07.

By:
Authorized Representative

Additional Premium: $0

Return Premium: $0